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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)

                             NOBLE DRILLING CORPORATION
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                     655042-10-9
                                    (CUSIP Number)


                                Ms. Julie J. Robertson
                          10370 Richmond Avenue - Suite 400
                                Houston, Texas 77042
                                    (713) 974-3131
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                       January 1, 1995
               (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

     Check the following box if a fee is being paid with the statement (  ).

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     CUSIP No. 655042-10-9


                                                                SCHEDULE 13D


       1                NAME OF REPORTING PERSON
                        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        P.A.J.W. Corporation (52-1483895)


       2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) ( )
                                                                                                      (b) ( )


       3                SEC USE ONLY




       4                SOURCE OF FUNDS

                        PF


       5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) (  )




       6                CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware

       NUMBER OF        7       SOLE VOTING POWER
       SHARES
       BENEFICIALLY             8,326,690
       OWNED BY EACH
       REPORTING
       PERSON WITH

                        8       SHARED VOTING POWER

                                None


                        9       SOLE DISPOSITIVE POWER

                                8,326,690






                                                         Page 2 of 17
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     CUSIP No. 655042-10-9


                        10      SHARED DISPOSITIVE POWER

                                None


       11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        8,326,690


       12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES             (  )


       13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        6.8%

       14               TYPE OF REPORTING PERSON

                        OO




































                                                         Page 3 of 17
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     CUSIP No. 655042-10-9


                                                                SCHEDULE 13D

       1                NAME OF REPORTING PERSON
                        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Gordon P. Getty


       2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                    (a) ( )
                                                                                                                            (b) ( )


       3                SEC USE ONLY



       4                SOURCE OF FUNDS

                        PF


       5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) (  )






       6                CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States of America


                        7          SOLE VOTING POWER
       NUMBER OF
       SHARES                      8,326,690*
       BENEFICIALLY
       OWNED BY EACH    8          SHARED VOTING POWER
       REPORTING
       PERSON WITH                 250,000**


                        9          SOLE DISPOSITIVE POWER

                                   8,326,690*


                        10         SHARED DISPOSITIVE POWER

                                   250,000**






                                                         Page 4 of 17
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     CUSIP No. 655042-10-9


       11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        8,576,690

       12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES            (  )



       13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        7.0%
       14               TYPE OF REPORTING PERSON

                        IN


     *        Includes 8,326,690 shares owned by P.A.J.W. Corporation, of which Mr. Getty is the sole shareholder.

     **       Includes 250,000 shares owned by the Ann and Gordon Getty Foundation, of which Mr. Getty is a director.





































                                                         Page 5 of 17
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     CUSIP No. 655042-10-9


                                                                 SCHEDULE 13D


       1                NAME OF REPORTING PERSON
                        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        The Ann and Gordon Getty Foundation

       2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) ( )
                                                                                                      (b) ( )



       3                SEC USE ONLY



       4                SOURCE OF FUNDS

                        OO


       5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) (  )




       6                CITIZENSHIP OR PLACE OF ORGANIZATION

                          California


       NUMBER OF        7       SOLE VOTING POWER
       SHARES
       BENEFICIALLY
       OWNED BY EACH            None
       REPORTING
       PERSON WITH
                        8       SHARED VOTING POWER

                                250,000


                        9       SOLE DISPOSITIVE POWER

                                None


                        10      SHARED DISPOSITIVE POWER

                                250,000





                                                         Page 6 of 17
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     CUSIP No. 655042-10-9


       11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        250,000


       12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES             (  )



       13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        0.2%
       14               TYPE OF REPORTING PERSON

                        OO



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     CUSIP No. 655042-10-9


                              Statement on Schedule 13D


              This statement amends and supplements the Schedule 13D ("Original Statement") of P.A.J.W. Corporation, a Delaware Corporation ("P.A.J.W.") and Messrs. Gordon P. Getty and Marc E. Leland filed with the Securities and Exchange Commission on September 26, 1994 with respect to the beneficial ownership by such persons of shares of common stock, $.10 par value per share ("Common Stock"), of Noble Drilling Corporation, a Delaware corporation (the "Issuer").

              To the extent that any information is provided herein with respect to the Issuer, such information is provided to the knowledge of P.A.J.W., Mr. Getty and The Ann and Gordon Getty Foundation ("Getty Foundation").

     Item 1.   Security and Issuer.
     ------    -------------------

             This amended Schedule 13D relates to shares of the Common Stock, $.10 par value per share, of Noble Drilling Corporation, a Delaware corporation. The address of the Issuer's principal executive offices is 10370 Richmond Avenue, Suite 400, Houston, Texas 77042.

     Item 2.   Identity and Background.
     ------    -----------------------

             This amended statement ("Amended Statement") is being filed jointly by P.A.J.W., Mr. Getty and the Getty Foundation. Effective January 1, 1995, Marc E. Leland was no longer an executive officer or director of P.A.J.W.

             (a) P.A.J.W. is a corporation organized under the laws of the State of Delaware that is in the business of providing financing to and making various in investments in the oil and gas. P.A.J.W. has its business address and principal business office at One Embarcadero Center, Suite 1050, San Francisco, California 94111. The directors of P.A.J.W. are William A. Newsom, Henry P. Winetsky and John Mallen.

             (b) Mr. Getty is the sole shareholder of P.A.J.W. and is a director of the Getty Foundation. He is a citizen of the United States, his principal business address is One Embarcadero Center, Suite 1050, San Francisco, California 94111, and his principal business is investing personal assets.

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     CUSIP No. 655042-10-9


             (c) The Getty Foundation, a not for profit corporation organized under the laws of the State of California, was established as a private foundation. The business address of the Getty Foundation is One Embarcadero Center, Suite 1050, San Francisco, California 94111. The directors of the Getty Foundation are Gordon P. Getty, Lisa Delan, William A. Newsom and Henry P. Winetsky.


     During the past five years, none of the foregoing parties has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

             Attached as Schedules I and II hereto and incorporated by reference herein are lists of the executive officers, directors and stockholders of P.A.J.W. and the directors of the Getty Foundation, as well as the present principal occupation or employment of each person listed therein and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     Item 3.   Source and Amount of Funds or Other Consideration.
     ------    -------------------------------------------------

             On September 15, 1994, a wholly-owned subsidiary of the Issuer merged with Chiles Offshore Corporation ("Chiles") (the "Merger"), pursuant to an Agreement and Plan of Merger dated as of June 13, 1994 (the "Merger Agreement"). Pursuant to the terms of the Merger, the 11,535,587 shares of Chiles common stock held by P.A.J.W. at the effective time of the Merger, were exchanged for an aggregate of 8,651,690 shares of the Common Stock of the Issuer. The issuance of such shares was registered under the Securities Act of 1933 by means of a Registration Statement on Form S-4 filed by the Issuer. The shares of Chiles held by P.A.J.W. prior to the Merger had been acquired in a series of investments from 1987 to 1992.

     Item 4.   Purpose of Transaction.
     ------    ----------------------

             The acquisition of the Common Stock by P.A.J.W. was made for investment purposes only, with no intent of causing a change in the board of directors or management of the Issuer. None of P.A.J.W., Mr. Getty or the Getty Foundation has any present plans or proposals that relate to or would result in or cause:

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     CUSIP No. 655042-10-9


             (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

             (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

             (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

             (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

             (e) any material change in the present capitalization or dividend policy of the Issuer;

             (f) any other material change in the Issuer's business or corporate structure;

             (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

             (h) a class of securities of the Issuer being de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

             (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                      Section 12(g)(4) of the Securities Act of 1933; or

             (j)      any action similar to any of those enumerated above.

     Item 5.   Interest in Securities of the Issuer.
     ------    ------------------------------------

             (a)      According to the Issuer, there were 122,323,443
     shares of Common Stock outstanding as of November 11, 1996.   P.A.J.W.
     currently owns beneficially 8,326,690 shares of the Company's Common Stock, representing 6.8% of the outstanding Common Stock. The Getty Foundation directly owns 250,000 shares of Common Stock of the Issuer, representing 0.2% of the outstanding Common Stock.

             Mr. Getty does not directly own any Common Stock of the Issuer. However, because Mr. Getty is the sole shareholder of P.A.J.W. and is a

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     CUSIP No. 655042-10-9


     director of the Getty Foundation, Mr. Getty may be deemed to own benefi-cially the 8,326,690 shares of Common Stock held by P.A.J.W. and the 250,000 shares of Common Stock held by the Getty Foundation (representing 6.8% and 0.2%, respectively, of the outstanding Common Stock) as described above.

             (b) P.A.J.W. has sole voting and dispositive power with respect to the shares of the Issuer's Common Stock held by it. The Getty Foundation shares with Mr. Getty voting and dispositive power over the 250,000 shares of the Issuer that the Getty Foundation owns directly. As described above, Mr. Getty may also be deemed to have sole voting and dispositive power with respect to the shares owned by P.A.J.W.

             (c) At the time of the filing date of the Original Statement, P.A.J.W. owned 8,651,690 shares of the Issuer. On October 31, 1996, P.A.J.W. sold 75,000 shares of the Issuer in open market transactions and on November 14, 1996, P.A.J.W. transferred 250,000 shares of the Issuer to the Getty Foundation as a gift.

             (d) Except as set forth in this Amended Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities of the Issuer that are owned beneficially by the reporting persons.

             (e)      Item 5(e) is not applicable to this Amended Statement.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
               -------------------------------------------------------------

             In accordance with the Merger Agreement, on September 15, 1994, P.A.J.W. and the Issuer entered a Registration Rights Agreement granting P.A.J.W. certain rights to cause the Issuer to register for sale under the Securities Act of 1933 the shares of Common Stock acquired by P.A.J.W. in the Merger, and certain rights to include such shares in any registration effected by the Issuer with respect to the Issuer's Common Stock. The Registration Rights Agreement will expire on September 15, 1999, and, subject to certain limitations, entitles P.A.J.W. to two "demand" registration and unlimited "piggyback" registrations as described above. Generally, the Registration Rights Agreement provides that expenses incurred in connection with a demand registration will be borne by P.A.J.W., and expenses incurred in connection with a piggyback registra-tion, other than underwriting discounts and commissions applicable to shares sold by P.A.J.W., will be borne by the Issuer. A copy of the Registration Rights Agreement was previously filed as an exhibit to the Original Statement, and its terms are incorporate herein by reference.

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     CUSIP No. 655042-10-9


             Mr. Leland is no longer associated with P.A.J.W. Accordingly, the Joint Filing Agreement executed as of September 21, 1994 was terminated on November 19, 1996.

     Item 7.   Material to be filed as Exhibits.
     ------    --------------------------------

             (a)      Joint Filing Agreement dated as of November 20, 1996.

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     CUSIP No. 655042-10-9


                                     Schedule I
                                     ----------

     William A. Newsom      Trust Administrator, The Getty Trusts, engaged in
                            private investment activities. President and a director of P.A.J.W. Mr. Newsom's business address is 3717 Buchanan Street, Second Floor, San
                            Francisco, California 94123.

     Henry P. Winetsky      General Counsel, Valejo Company; engaged in private
                            investment activities. Secretary and Treasurer and a director of P.A.J.W. Mr. Winetsky's business address is One Embarcadero Center, Suite 1050, San
                            Francisco, California 94111.

     John Mallen            Attorney, Mallen & Cabrinha, 12901 Saratoga Avenue,
                            Suite 2, Saratoga, California 95070. Vice President and a director of P.A.J.W.

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     CUSIP No. 655042-10-9


                                     Schedule II
                                     -----------


     Gordon P. Getty      Self-employed; investor, engaged in private
                          investment activities.  Director of the Getty
                          Foundation.  Mr. Getty's business address is One
                          Embarcadero Center, Suite 1050, San Francisco,
                          California 94111.

     Lisa Delan           Managing Director, Rork Music; engaged in publishing
                          music and arranging performances. Director of the Getty Foundation. Ms. Delan's business address is One
                          Embarcadero Center, Suite 1050, San Francisco,
                          California 94111.

     William A. Newsom    Trust Administrator, The Getty Trusts, engaged in
                          private investment activities. Director of the Getty
                          Foundation. Mr. Newsom's business address is 3717
                          Buchanan Street, Second Floor, San Francisco,
                          California 94123.

     Henry P. Winetsky    General Counsel, Valejo Company; engaged in private
                          investment activities. Director of the Getty
                          Foundation. Mr. Winetsky's business address is One
                          Embarcadero Center, Suite 1050, San Francisco,
                          California 94111.

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     CUSIP No. 655042-10-9


                                     SIGNATURES
                                     ----------

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date:  November 20, 1996


                                       P.A.J.W. CORPORATION



                                       By: /s/ Henry P. Winetsky
                                           ------------------------
                                               Henry P. Winetsky


                                       GORDON P. GETTY


                                       /s/ Gordon P. Getty
                                       ------------------------
                                           Gordon P. Getty



                                       THE ANN AND GORDON GETTY FOUNDATION



                                       By:  /s/ William A. Newsom
                                           --------------------------
                                                William A. Newsom

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     CUSIP No. 655042-10-9


                                    EXHIBIT INDEX


     Exhibit

     (a)     Joint Filing Agreement dated as of November 20, 1996.

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     CUSIP No. 655042-10-9


                                     Exhibit (a)

                                JOINT FILING AGREEMENT

             The undersigned each agree that (i) the Amended Statement on
     Schedule 13D relating to the Common Stock, $.10 par value, of Noble Drilling Corporation is adopted and filed on behalf of each of them, (ii) all future amendments to such Statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13d-
     (f)(1) under the Securities Exchange Act of 1934 apply to each of them. This Amended Agreement may be terminated with respect to the obligation to jointly file future amendments to such Amended Statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

             EXECUTED as of November 20, 1996.


                                       P.A.J.W. CORPORATION



                                       By: /s/ Henry P. Winetsky
                                           ------------------------
                                               Henry P. Winetsky


                                       GORDON P. GETTY


                                       /s/ Gordon P. Getty
                                       ------------------------
                                           Gordon P. Getty



                                       THE ANN AND GORDON GETTY FOUNDATION



                                       By:  /s/ William A. Newsom
                                           --------------------------
                                                William A. Newsom

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